April 26, 2018

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Veoneer, Inc.
Draft Registration Statement on Form 10-12B
Submitted March 19, 2018
CIK No. 0001733186

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter of comments dated April 13, 2018 (the “Comment Letter”), to the above referenced filing of Veoneer, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence). In connection with this letter, the Company has also publicly filed, via EDGAR, the Registration Statement on Form 10-12B (the “Registration Statement”).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

Exhibit 99.1

Summary

Business

Veoneer’s Competitive Strengths, page 2

1.	Please balance your disclosure in this section and in your “Company Evolution” section on page 67 to address your net losses, which have appeared to increase during the three most recently completed fiscal years.

RESPONSE:

The Company has revised the Information Statement on pages 2 to 3 and pages 68 to 69 in response to the Staff’s comment.

Special Note About Forward-Looking Statements, page 47

2.	We note your disclosure regarding the Private Securities Litigation Reform Act of 1955 (“PSLRA”). Please note that the safe-harbor for forward-looking statements provided by the PSLRA applies to issuers that are subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act at the time the statements are made. Please revise to remove the implication that the statements in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

United States Securities and Exchange Commission

RESPONSE:

The Company has revised the Information Statement on page 48 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 59

3.	Please include disclosure of your liquidity position resulting from the spin-off and distribution. In this regard, please disclose you will have no additional material outstanding debt and that the cash contribution anticipated to be received from Autoliv will be reflected as an increase to both cash and equity and may be used for working capital and other purposes as described elsewhere in the filing. This appears to be a material term of the transaction and would facilitate a complete description of the transaction pursuant to Rule 11-02(b)(2)(i) of Regulation S-X.

RESPONSE:

The Company has revised the Information Statement on pages 8, 13, 54, 65 and 112 in response to the Staff’s comment. The Company intends to include the pro forma financial information in a subsequent amendment to the Registration Statement.

Business, page 65

4.	We note your disclosure on page 108 that, “[o]n June 30, 2017, Veoneer committed to make a $15 million investment in Autotech Fund I, L.P. pursuant to a limited partnership agreement…” Please describe the material terms of the limited partnership agreement or advise.

RESPONSE:

The Company has revised the Information Statement on page 113 to expand its discussion of the limited partnership agreement of Autotech Fund I, L.P. in response to the Staff’s comment. However, we respectfully submit that we do not believe that the limited partnership agreement is required to be filed as an exhibit to the Registration Statement because such agreement is not a “material contract” pursuant to Item 601(b)(10) of Regulation S-K. Although the entry into the partnership agreement may not be in the ordinary course of our business, the partnership agreement pursuant to which we made our investment in Autoech is not a contract that is material to us. The commitment is immaterial in amount and significance to the Company.

Overview

Overview of SAE’s International’s Automation Levels, page 66

5.	Please revise your graphics on pages 66 and 74 to make the text legible.

United States Securities and Exchange Commission

RESPONSE:

The Company has revised the Information Statement on pages 67 and 75 in response to the Staff’s comment.

Our Autonomous Driving Ecosystem, page 70

6.	Please further describe the strategic partnerships discussed here and file any material contracts related to these partnerships, or advise.

RESPONSE:

The Company has revised the Information Statement on pages 70 through 74 and 78 through 79 in response to the Staff’s comment.

We respectfully submit that we do not believe that any of the agreements with our strategic partners are required to be filed as exhibits to the Registration Statement because (i) such agreements are not “material contracts” pursuant to Item 601(b)(10) of Regulation S-K, (ii) such agreements were made in the ordinary course of business and (iii) our business is not substantially dependent on any such agreement. To that end, we do not believe these agreements are material contracts required to be filed or for which we are required to provide material disclosure regarding their terms. Additionally, these agreements are of a type that is common throughout the automotive industry. Thus, we believe that these agreements are ones that would “ordinarily accompan[y] the kind of business conducted” by us under Item 601(b)(10)(ii). Additionally, we do not believe that the referenced agreements are agreements upon which our “business is substantially dependent” under Item 601(b)(10)(ii)(B). Accordingly, we believe that we are not required to file these agreements as exhibits to the Registration Statement.

Research & Development and IP, page 82

7.	We note your disclosure on page 83 that you “currently hold approximately 1,200 active patents and patent applications which will expire between 2018 and 2037.” Please quantify the number of patents you currently hold, and, if material, discuss the potential effect on your business that the expiration of any specific patents will have on your business, as well as indicate the year that specific patent will expire. In addition, please identify the duration and importance of all material trademarks and licenses held pursuant to Item 101(c)(iv) of Regulation S-K.

RESPONSE:

The Company has revised the Information Statement on page 85 in response to the Staff’s comment.

Customers, page 83

8.	Please briefly describe the material terms of the different types of contracts you sign with you customers, and, if material, describe the material terms of the lifetime contract order of more than $1 billion for your new braking system that ANBS signed in January 2017. In addition, please describe the material terms of your joint venture agreements with Nissin Kogyo and with Volvo Cars, and file these agreements as exhibits to your registration statement or tell us why you believe this is not necessary.

United States Securities and Exchange Commission

RESPONSE:

The Company has revised the Information Statement on pages 86 to 87 to include the material terms of the different types of contracts the Company enters into with its customers in response to the Staff’s comment.

The Company has revised the Information Statement on page 76 to include additional information regarding the business award the Company received from ANBS in response to the Staff’s comment.

The Company has revised the Information Statement on page 93 to include the material terms of our joint venture agreements with Nissin Kogyo and Volvo Cars. The joint venture agreements with each of Nissin Kogyo and Volvo Cars will be filed in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Persons Transactions

Transition Services Agreement, page 126

9.	Please revise to disclose the percentage above the costs of the services that Veoneer will pay pursuant to the Transition Services Agreement, and provide an estimate, if possible, of the aggregate dollar value of the amount Veoneer will pay per year for the duration of the Transition Services Agreement pursuant to Item 404(a)(3) of Regulation S-K.

RESPONSE:

The Company has revised the Information Statement on page 154 in response to the Staff’s comment.

Description of Capital Stock

Exclusive Forum, page 138

10.	We note your disclosure on page 138 that your certificate of incorporation contains an exclusive forum provision and that, while you intend to ask your stockholders to vote on whether to keep this provision in your certificate of incorporation, your certificate of incorporation provides that the exclusive forum provision may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of your stock entitled to vote. Please include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits or limit stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the company and its officers and directors and that the provision can only be amended by a vote of at least 80% of the voting power of all of the outstanding shares of stock entitled to vote.

RESPONSE:

The Company has revised the Information Statement to include a risk factor related to the exclusive forum provision on page 45 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 145

11.	We note your disclosure on page 146 that the spin-off is conditioned upon receiving a tax opinion from Alston & Bird LLP that the transaction will be generally tax free for U.S. federal income tax

United States Securities and Exchange Commission

purposes. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement and revise to disclose whether receipt of the tax opinion that the distribution will be generally tax free for shareholders is a waivable condition. Similarly, please tell us whether the company intends to receive the written advice from Deloitte Sweden prior to the effectiveness of the registration and revise to disclose whether the written advice that receipt of the distribution will be generally tax free for SDR holders is a waivable condition.

RESPONSE:

The Company will receive a draft of the tax opinion from Alston & Bird LLP that the distribution should qualify as a transaction that is tax free for U.S. federal income tax purposes prior to the effectiveness of the registration statement but will not receive the final tax opinion until closer to the distribution date. As stated in the Information Statement, the receipt of the tax opinion from Alston & Bird LLP can be waived by the Company.

The Company expects to receive a draft of the written advice from Deloitte Sweden that the distribution will be generally tax exempt for SDR holders but will not receive the final written advice until closer to the distribution date. As stated in the Information Statement, the receipt of the written advice from Deloitte Sweden can be waived by the Company.

Notes to Combined Financial Statements

Note 4. Fair Value Measurements, page F-19

12.	Please revise to present your disclosures related to the fair-value measurements of assets and liabilities measures on a nonrecurring basis in a tabular format as required by ASC 820-10-50-8.

RESPONSE:

The Company has revised the Information Statement on page F-21 in response to the Staff’s comment.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mathias Hermansson

Mathias Hermansson
Chief Financial Officer

Cc:	Lars Sjöbring, Group Vice President for Legal Affairs, General Counsel and Secretary, Veoneer, Inc.

Dennis O. Garris, Alston & Bird LLP